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                              January 12, 2024

       Rui Chen
       Chief Executive Officer
       Bilibili Inc.
       Building 3, Guozheng Center
       No. 485 Zhengli Road, Yangpu District
       Shanghai, 200433
       People   s Republic of China

                                                        Re: Bilibili Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Filed April 27,
2023
                                                            File No. 001-38429

       Dear Rui Chen:

              We have reviewed your December 7, 2023 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 22,
       2023 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Item 3. Key Information, page 5

   1.                                                   Prior comment 1.b
requested, to the extent that the Company   s consolidated holdings in
                                                        investment securities
are not materially different from its holdings as of June 30, 2023, that the company
include a risk factor in future 20-F filings addressing the risk that the
                                                        Company may be
considered an    investment company    under the Investment Company
                                                        Act of 1940, as amended
(the Act   ) and the associated consequences. Please revise the
                                                        risk factor provided by
the Company as follows:

                                                        a. The Company   s
draft risk factor stated, in conclusory fashion, that    [w]e are not an
                                                           investment
company[.]       Please revise this language to characterize the statement as the
 Rui Chen
Bilibili Inc.
January 12, 2024
Page 2
      company   s belief.

      b. Please explicitly address the fact that a significant portion of the
Company   s present
      assets consist of investment securities.
2. We note your response to the staff's prior comment 3 regarding value of the VIEs. Based on the information provided, we do not necessarily agree with your view that the book value of the VIEs reflect fair value consistent with section 2(a)(41) of the Act. In addition, your response to prior comment 3 references Accounting Series Release
      (   ASR   ) No. 113, Financial Reporting Codification (CCH)   404.04
(Oct. 21, 1969) and
      ASR No. 118, Financial Reporting Codification (CCH)   404.03 (Dec.23,
1970).
      However, ASR 113 and ASR 118 have been rescinded in their entirety. See Good Faith
      Determinations of Fair Value, SEC Investment Company Act Rel. No. 34128 (Dec. 3,
      2020). Please ensure that, going forward, the Company values the VIEs in a manner consistent with the Act. Please confirm your understanding of the foregoing.
       Please contact Laura Veator at 202-551-3716 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters.



                                                            Sincerely,
FirstName LastNameRui Chen
                                                            Division of
Corporation Finance
Comapany NameBilibili Inc.
                                                            Office of
Technology
January 12, 2024 Page 2
cc:       Haiping Li
FirstName LastName